Exhibit (a)(5)(xiv)

MediaRing Ltd (RCB No. 199304568R) 750A Chai Chee Road #05-01 Technopark @ Chai Chee, Singapore 469001 Tel: (65) 6441 1213 Fax: (65) 6441 3013
MediaRing’s Koh Boon Hwee Discussed PacNet Bid on Bloomberg TV
NEW YORK, July 5 — MediaRing Ltd (Bloomberg: MR SP, Reuters: MRNG.SI; “MediaRing”), a leading VoIP telephony service provider in Asia, today reported that Executive Director Koh Boon Hwee appeared on Bloomberg Television in Singapore to discuss MediaRing’s ongoing offer for all outstanding shares of Pacific Internet Limited (Nasdaq: PCNTF; “PacNet”).
During the live interview, Mr. Koh said: “The choice before Pacific Internet shareholders is a simple one — a very generous, risk-free cash offer of US$9.50 per share. The alternative is a five-year business plan with no details about market entry strategies, no details about investment and capital spending and no details about the competitive risks and regulatory risks. All of these amount to significant execution risks.”
Mr. Koh also said: “The most important thing to note is that the Independent Financial Advisor to PacNet has indicated that the financial terms of the offer is fair.”
A full replay of the interview will be available for download on MediaRing’s website at www.mediaring.com.
MediaRing’s offer expires at 5:00 p.m. New York City time on Monday, July 10, 2006.
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This release is neither an offer to purchase nor a solicitation of an offer to sell securities. The solicitation and offer to purchase ordinary shares of PacNet is only being made pursuant to a Tender Offer Statement on Schedule TO (including the Offer to Purchase, Letter of Transmittal and other related tender offer materials) filed by MediaRing with the SEC on May 12, 2006. Holders of PacNet shares should read carefully the Tender Offer Statement (and related materials), as amended from time to time, because they contain important information. Holders of PacNet shares and investors may download free copies of such materials (and all other documents that MediaRing has filed with the SEC) at the SEC’s website at www.sec.gov, or from D.F. King & Co., Inc, the Information Agent for the offer.
The Directors of MediaRing (including those who may have delegated detailed supervision of this release) have taken all reasonable care to ensure that the facts stated in this release are fair and accurate and that no material fact has been omitted from this release and they jointly and severally accept responsibility accordingly.
Where any information has been extracted from published or otherwise publicly available sources (including, without limitation, information relating to PacNet), the sole responsibility of the Directors of MediaRing has been to ensure through reasonable inquiries that such information has been accurately and correctly extracted from such sources or, as the case may be, accurately reflected or reproduced in this release.
About MediaRing
With offices in Singapore, Cambodia, Shanghai, Beijing, Hong Kong, Indonesia, Japan, Malaysia, Taiwan and Sunnyvale (USA), MediaRing is a leading pure-play Internet telephony player in Asia and enjoys a growing share of the global VoIP market. Through its strong technological capabilities and extensive distribution network, MediaRing brings high-quality voice services to carriers, enterprises, service providers, and consumers with its wide range of service offerings. Its extensive partnerships with carriers around the world allow call terminations worldwide. As a pioneer in VoIP services with unique proprietary technology, MediaRing derives more than 95% of its revenue from outside Singapore.
About Pacific Internet
Based on its public filings, Pacific Internet Limited is the largest telco-independent Internet communications service provider by geographic reach in the Asia Pacific region. PacNet has direct presence in Singapore, Hong Kong, China, the Philippines, Australia, India, Thailand and Malaysia. PacNet delivers a comprehensive suite of data, voice and video services to both corporate business and consumer customers.
Contact Information:
United States & Europe:
Sitrick And Company
James Craig — james_craig@sitrick.com
New York: 1(212) 573-6100
Jason Booth — jason_booth@sitrick.com
Los Angeles: 1(310) 788-2850
Singapore:
August Consulting
Tel: (65) 6733 8873   Fax: (65) 6733 9913
Silvia Heng — silvia@august.com.sg
Alan Lee — alanlee@august.com.sg

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